<SEQUENCE>1
<FILENAME>encr_sc13g.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                                 Ener-Core, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
                          (Title of Class of Securities)

                                    29272A206
                                 (CUSIP Number)

                                December 31, 2015
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 29272A206                  13G                  Page 2 of 8 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     145,750 shares of Common Stock (including 83,250 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     145,750 shares of Common Stock (including 83,250 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*


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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            145,750 shares of Common Stock (including 83,250 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.72% (see Item 4)*
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     (12)   TYPE OF REPORTING PERSON
            PN
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* As more fully described in Item 4, these shares of Common Stock include shares of Common Stock issuable upon conversion of convertible notes and upon exercise of warrants that are each subject to a 9.99% blocker or 4.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

CUSIP No. 29272A206                  13G                 Page 3 of 8 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     145,750 shares of Common Stock (including 83,250 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*


OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     145,750 shares of Common Stock (including 83,250 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*


-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            145,750 shares of Common Stock (including 83,250 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*


-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.72% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, these shares of Common Stock include shares of Common Stock issuable upon conversion of convertible notes and upon exercise of warrants that are each subject to a 9.99% blocker or 4.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

CUSIP No. 29272A206                  13G                 Page 4 of 8 Pages
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Item 1.

(a)   Name of Issuer

      Ener-Core, Inc., a Delaware corporation (the "Company")

(b)   Address of Issuer's Principal Executive Offices

      9400 Toledo Way
      Irvine, California 92618


Item 2(a).  Name of Person Filing

      This statement is filed by Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      Common Stock, par value $0.0001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	29272A206


CUSIP No. 29272A206                  13G                   Page 5 of 8 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
            240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership



	The information required by Items 4(a) - (c) is set forth in Rows (5)-
(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Amendment No. 6 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 7, 2015, discloses the total number of outstanding shares of Common Stock as of December 3, 2015 was 2,464,160. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the conversion of convertible notes and the exercise of warrants (collectively, the "Securities"), subject to the 9.99% Blockers (as defined below) or the 4.99% Blockers (as defined below), as applicable.

Pursuant to the terms of certain of the Securities, the Reporting Persons cannot convert or exercise such Securities if the Reporting Persons would beneficially own, after such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blockers"). Pursuant to the terms of certain other Securities, the Reporting Persons cannot exercise such other Securities if the Reporting Persons would beneficially own, after such exercise, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blockers" and together with the 9.99% Blocker, the "Blockers"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the Blockers. Consequently, at this time, the Reporting Persons are not able to convert all of such Securities due to the Blockers.

The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the securities reported herein are held, may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. and all shares of Common Stock, subject to the applicable Blocker, underlying the Securities held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.     Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 29272A206                  13G                   Page 6 of 8 Pages
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Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29272A206                   13G                  Page 7 of 8 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 8, 2016


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory





/s/ Sander Gerber
SANDER GERBER



CUSIP No. 29272A206                   13G                  Page 8 of 8 Pages
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EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share of Ener-Core, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 8, 2016

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory



/s/ Sander Gerber
SANDER GERBER